UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        HARBORSIDE HEALTHCARE CORPORATION
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                  411614-4-0-7
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                                 (CUSIP Number)

   Scott D. Spelfogel, Esq., 470 Atlantic Avenue, Boston, Massachusetts 02210,
                            Tel. No.: (617) 423-2233
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 11, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 411614-4-0-7                                         Page 2 of 5 Pages
          ------------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The George Krupp 1994 Family Trust
          04-677-3179

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      194,162
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          194,162

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          194,162

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          29.4%

14        Type of Reporting Person (See Instructions)

          OO

CUSIP No. 411614-4-0-7                                         Page 3 of 5 Pages
          ------------

         This Amendment No. 2 to the Schedule 13D, dated as of June 14, 1996 and amended as of May 11, 1998, filed by the Reporting Party (as defined below) with the Securities and Exchange Commission (the "Commission") amends and restates Items 1, 5 and 6 in their entirety.

Item 1.  Security and Issuer.

         This Schedule relates to shares of Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Harborside Healthcare Corporation, a Delaware corporation (the "Company"). Prior to the effective time of the Merger (as defined below), the Common Stock was the only class of common stock of the Company outstanding and was denominated solely as "Common Stock." The principal executive offices of the Company are located at 470 Atlantic Avenue, Boston, Massachusetts 02210.

Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Party's knowledge, the aggregate number of shares of Common Stock outstanding immediately after the effective time of the Merger was 661,332.

         Immediately after the effective time of the Merger:

Name of Reporting Party:

         GKFT

         (a)      Aggregate Number of Securities Owned                   194,162

                  Percentage                                               29.4%

         (b)      1.       Sole power to vote or to direct
                           the vote                                      194,162

                  2.       Shared power to vote or to direct
                           the vote                                           --

                  3.       Sole power to dispose or to direct
                           the disposition                               194,162

                  4.       Shared power to dispose of or to
                           direct the disposition                             --

CUSIP No. 411614-4-0-7                                         Page 4 of 5 Pages
          ------------

         Simultaneously with the filing hereof, a separate Schedule 13D is being filed on behalf of The Douglas Krupp 1994 Family Trust ("DKFT"). The trustees of DKFT are identical to those of GKFT.

         A separate filing for each of DKFT and GKFT is being made as the securities held by DKFT and GKFT are not the "same securities" for purposes of a joint filing pursuant to Rule 13d-1(f)(1) of the Act. In addition, a separate
Schedule 13D is being filed simultaneously herewith on behalf of BCLP and certain other persons including Douglas Krupp and George Krupp. By virtue of the terms of DKFT and GKFT, each of Douglas Krupp and George Krupp may be deemed to beneficially own the securities held by DKFT and GKFT, respectively, by reason of their power to substitute trust property. Each of Douglas Krupp and George Krupp have disclaimed beneficial ownership of the shares of Common Stock held by DKFT and GKFT, respectively. All such disclaimed shares are not shown herein as beneficially owned by Douglas Krupp and George Krupp, respectively. Each of the trustees of GKFT disclaims beneficial ownership of any such shares that are or may be deemed to be beneficially owned by George Krupp, Douglas Krupp, GKFT or DKFT.

         (c) Immediately prior to the effective time of the Merger, the Reporting Party was the record owner of 622,042 shares of Common Stock. As of the effective time of the Merger and pursuant to the Merger Agreement, 427,880 of the shares of Common Stock held by the Reporting Party were each converted into the right to receive $25.00 per share, while the remaining 194,162 shares of Common Stock were retained by the Reporting Party. Except as set forth in this paragraph, the Reporting Party has not effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) Except as set forth above, to the best knowledge of the Reporting Party, no person other than the Reporting Party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock identified in Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Party is a party to a Master Rights Agreement, dated as of August 11, 1998 (the "Master Rights Agreement"), pursuant to which (subject to certain limitations) (i) the Reporting Party has "piggyback" registration rights entitling it to participate pro rata in Company registration statements filed with the Commission and (ii) the Company has agreed that if any new equity securities are to be issued by the Company prior to an initial public offering at a price below fair market value (as determined in good faith by the Company's board of directors), the Company will give all holders of any class of common stock the right to participate pro rata in such equity financing.

         Except for the Reorganization Agreement, the Merger Agreement, the Stockholder Agreement and the Master Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company.

CUSIP No. 411614-4-0-7                                         Page 5 of 5 Pages
          ------------

                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 1998



THE GEORGE KRUPP 1994 FAMILY TRUST


               *
-----------------------------------
Lawrence I. Silverstein, as Trustee


               *
-----------------------------------
M. Gordon Ehrlich, as Trustee


               *
-----------------------------------
Paul Krupp, as Trustee


* By: /s/ Douglas Krupp
  ---------------------
  Name:  Douglas Krupp
  Attorney-in-fact